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Our Ref:          JB/vk/RRL/Mali/10
Your Ref:         P. Sullivan


16 April 2003


Mr. Peter Sullivan
Chief Executive Officer
Resolute Mining Limited
4th Floor, The BGC Centre
28, The Esplanade
PERTH
Western Australia 6850

Dear Peter

HEADS OF AGREEMENT - SYAMA GOLD MINE

The following are the proposed terms of the Heads of Agreement which we would like to settle before you commence with visits to site and a due diligence.

1. Randgold Resources Limited ("RRL") owns the entire issued share capital of Randgold Resources (Somisy) Limited ("RRL (Somisy)"), a Jersey registered company.

2. RRL (Somisy) owns 80% of the issued share capital of Societe des Mines de Syama S.A. ("Somisy"). The balance of 20% is owned by the Government of Mali. RRL (Somisy) has no other assets or liabilities.

3. RRL grants Resolute Mining Limited ("Resolute") an option (the "Option") to purchase 100% of RRL (Somisy's) issued share capital and all debts owed by RRL (Somisy) and Somisy to RRL and its subsidiaries, subject to Clause 14.

4. The Syama gold mine ("Syama") is owned and operated by Somisy, which is the holder of an appropriate and valid exploitation permit and all other governmental and regulatory permissions and approvals which enable Somisy to operate Syama.

5. In the course of the due diligence exercise, RRL will disclose to Resolute all facts and circumstances reasonably likely to be material to Resolute as a party acquiring an interest in Syama.

6. The Option will run for a term of 12 months (the "Option Period") from the date of acceptance of these terms ("the Effective date"). It may be terminated at any time by Resolute


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on the giving of 1 month's written notice, such notice to be effective from the
1st day of the month following such notice. During the Option Period RRL will continue as the manager of Somisy in terms of its existing operator's agreement, conducting the affairs of Somisy in terms of acceptable best industry practice.

7. During the Option Period Resolute may visit Syama as and when it deems necessary, remain on site with its staff and outside consultants, and have free access to the Syama mine, its infrastructure and records. Resolute may remove such samples as it requires for testing. It may make copies of all data, plans, records and reports on site for its own use, but it may not remove the original or source documents. All costs, both direct and indirect incurred by Resolute during the Option Period are for Resolute's sole account, including any rehabilitation costs resulting from Resolute's due diligence exercise.

8. At any time during the Option Period Resolute may exercise the Option by written notice to RRL and for a cash consideration of US$6,000,000, to be paid against transfer of the RRL (Somisy) shares to Resolute or its nominee.

9. In addition to the exercise price of US$6,000,000, Resolute will pay a royalty quarterly in arrears to RRL on the gold produced from Syama, subject to the average gold price, London PM fix, for the quarter being above US$350 per ounce, as follows:

         a.   for the 1st million ounces                        US$10 per ounce
         b.   above 1 million ounces up to 4 million ounces     US$ 5 per ounce

         The royalty will be calculated by multiplying the quarterly reported production from Syama by the relevant royalty rate. The payment would be based on the ounces attributable to the RRL interest acquired by Resolute.

10. From the Effective date Resolute will pay RRL an amount of US$75,000 per month in advance as Option fees. Should Resolute terminate the Option as provided for in 6, then the above Option fee will only be payable up to the end of the notice period month.

11. The acquisition by Resolute is subject to the conditions that:

         11.1 RRL warrants in writing that the audited financial statements of RRL (Somisy) and Somisy as at 31 December 2001 and 2002 are in all material respects both complete and accurate.

         11.2 RRL warrants in writing that other than what has been disclosed during the due diligence there has been no materially adverse change affecting Syama prior to the exercise date.

12. Upon exercising of the Options by Resolute, the parties will conclude a Purchase and Sale Agreement acceptable to the Parties incorporating the terms of this agreement. The agreement will specify that:

         12.1 the purchase and sale is subject to the conditions precedent that the State approves in writing the terms and conditions of the share sale agreement;

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         12.2 that the change of control provisions in the shareholders agreement is not enforced.

13. As Resolute is being given a 12 month period within which to conduct a thorough due diligence, any warranties in respect of Somisy and RRL (Somisy) which RRL will give are ones relating to issues of disclosure which will be made to Resolute during the due diligence. RRL will specifically warrant that:

         13.1 all information, including (without limitation) financial, legal and technical information concerning Syama, Somisy and RRL (Somisy), given to Resolute during the course of the due diligence, is in all material respects to the best of RRL's knowledge, both complete and accurate;

         13.2 save as disclosed in writing to Resolute, Somisy is not a party to any agreement, arrangement or understanding which is subject to pre-emptive rights or change of control provision, which would materially affect the value of Somisy and Syama on the acquisition by Resolute of an interest in Syama;

         13.3 RRL has disclosed in writing to Resolute all facts and circumstances material to the Purchase and Sale Agreement and which would be material or would be reasonably likely to be material to a purchaser in the position of Resolute.

14. The liabilities in Somisy, excluding rehabilitation, will not exceed US$7,000,000 at the time of transfer of the RRL (Somisy) shares to Resolute. Included in this amount is the RRL current account of US$1,234,000 and the US$2,650,000 paid by RRL on behalf of Somisy to Rolls-Royce Power Ventures Limited further amounts paid by RRL and any additional short term loans to be provided by RRL. These amounts will remain owing to RRL in terms of Clause 3. To the extent that the liabilities are in excess of US$7,000,000, the amount in excess will be first deducted from liabilities to RRL. An amount of US$2,600,000 has been provided for rehabilitation in the accounts of Somisy. Whilst this is a fair estimate of the anticipated rehabilitation expenses, RRL can give no undertakings as to the accuracy thereof. Resolute will itself need to estimate this liability during its due diligence exercise.

15. On signature of this agreement, RRL irrevocably undertakes to deal exclusively with Resolute in respect of the disposal of its interest in Somisy for the duration of the Option.

16. On the conclusion of this agreement the Parties will jointly prepare an announcement for submission to the media, their shareholders, and the relevant stock exchanges and other regulatory authorities. Any other announcements shall first be cleared by the other party before being released.

17. This Option, the negotiations leading thereto and the information obtained by Resolute during the Option Period are confidential and may not be disclosed to any third party without the prior written consent of the other party, except

         17.1 as required by law;

         17.2 for the purpose of seeking finance; or

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         17.3 as required under the Listing Rules of any applicable Stock
Exchange.

         This clause does not apply to any information which is already in the public domain, or subsequently comes into the public domain other than by reason of default under this clause, or which is known to the disclosing party at the time of entry into this Heads of Agreement.

18. If a party is in breach of a material term of this agreement, the non-defaulting party may give the defaulting party 14 days written notice to rectify that default, failing which, the non-defaulting party may terminate this agreement without prejudice to its rights of recourse.

19. Insofar as it is able, RRL will assist Resolute in discussions with the Government of Mali, particularly to help it gain an understanding of the Malian tax regime and customs implications.

20. This Heads of Agreement is subject to the laws of England. All references to currency are references to United States dollars. Any dispute will be referred to arbitration, such arbitration to be held in England in English, the unsuccessful party to pay the costs thereof.

21. RRL shall notify Resolute immediately of any material changes to RRL (Somisy), Somisy and Syama during the Option Period.

22. RRL undertakes not to alter in any material way the business of RRL (Somisy), Somisy and Syama during the Option Period.





















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If you are in agreement with these terms and conditions, would you sign and return the attached copy of this letter to our offices at your earliest convenience.


Yours faithfully



/s/ D. Mark Bristow
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D. MARK BRISTOW
CHIEF EXECUTIVE OFFICER





Accepted




/s/ signature illegible
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RESOLUTE MINING LIMITED
Date:



































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